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                          August 16, 2023

       Howard Lutnick
       Chairman and Chief Executive Officer
       Cantor Fitzgerald Income Trust, Inc.
       110 E. 59th St.
       New York, NY 10022

                                                        Re: Cantor Fitzgerald
Income Trust, Inc.
                                                            Registration
Statement on Form S-11
                                                            Filed August 9,
2023
                                                            File No. 333-273828

       Dear Howard Lutnick:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kibum
Park at 202-551-6836 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Yuta N. Delarck, Esq.